Exhibit 99.1

Aesthetic Medical International and Investors Entered into an Amendment to a Share Subscription Agreement

SHENZHEN, China, May 31, 2022 (GLOBE NEWSWIRE) -- Aesthetic Medical International Holdings Group Limited (Nasdaq: AIH) (the “Company” or “AIH”), a leading provider of aesthetic medical services in China, today announced that the Company, founder and senior executive of the Company and investors on May 30, 2022, entered into an amendment (the “Amendment”) to the share subscription agreement originally entered into among the Company, founder and senior executive of the Company and Lafang China Co., Ltd (“Lafang”) on May 16, 2021 (the “Original SSA”), which the Company disclosed on a Form 6-K furnished with the Securities and Exchange Commission (“SEC”) on May 17, 2021.

The Amendment amended the aggregate subscription amount and subscription price of the Original SSA, among other things. Pursuant to the Amendment, Hawyu (HK) Limited (“Hawyu”, a wholly-owned subsidiary of Lafang) agrees to subscribe an aggregate of newly issued 21,413,276 ordinary shares of the Company (the “Subscription Shares”) for the total consideration of RMB100 million, representing a subscription price of RMB4.67 per ordinary share (equivalent to approximately US$2.1 per American Depository Share (“ADS”) of the Company based on the exchange rate as of the date of this press release). The actual subscription price in terms of the U.S. dollar per ADS will be subject to change upon the exchange rate as of the date immediately prior to the transaction completion date. Dr. Pengwu Zhou and Ms. Wenting Ding entered into the Amendment as parties to the Agreement and guarantors for the Company.

The ordinary shares to be sold in the private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state or other applicable jurisdictions’ securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws.

Upon issuance, the Subscription Share would account for approximately 23.2% of the total outstanding ordinary shares of the Company on a fully diluted basis. Nasdaq Rules 5635(d) provides that shareholder approval is required prior to issuance of securities in relation to transactions other than public offerings whereby there is a 20% Issuance at a price that is less than the Minimum Price, as such terms are defined in Nasdaq Rules 5635(d). We elected to be exempt from this shareholder approval requirement pursuant to Nasdaq Rules 5615(a)(3). We have been advised by our Cayman Islands counsel that under Cayman Islands law and our fourth amended and restated memorandum and articles of association, we are not required to obtain shareholders' approval for the issuance of the Subscription Shares.

Dr. Pengwu Zhou, the Chairman and CEO of the Company, commented, “Despite the fluctuation of COVID-19 and recent market hardship which affect business visibility, we have maintained active communication with Lafang and came to a new consensus in relation to the share subscription plan previously announced on May 17, 2021. The share subscription amount would improve our foreseeable liquidity and financial position, allowing us to prepare ahead in the view of further market changes in the future."

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the ordinary shares, nor shall there be any sale of ordinary shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that spread across major cities in mainland China, with major focus in the Guangdong-Hong Kong-Macau Greater Bay area and the Yangtze River Delta area. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, and general medical services and other aesthetic services. For more information regarding the Company, please visit: https://ir.aihgroup.net/.

Cautionary Statements

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contacts

For investor and media inquiries, please contact:
Aesthetic Medical international Holdings Group Limited
Email: ir@pengai.com.cn

DLK Advisory Limited
Tel: +852 2857 7101
Email: ir@dlkadvisory.com